SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                      Endavo Media and Communications, Inc.
                            (formerly Ceristar, Inc.)
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    292576105
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                  Barry Herman
                          SovCap Equity Partners, Ltd.
                     Cumberland House, #27 Cumberland Street
                                P.O. Box N-10818
                       Nassau, New Providence, The Bahamas
                                 (242) 356-2486

                                 with a copy to:

                            Michael D. Schwamm, Esq.
                                Duane Morris LLP
                              380 Lexington Avenue
                               New York, NY 10168
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                               September 20, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the reporting person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 292576105                                                 Page 2 of 10
--------------------------------------------------------------------------------
1.   Names of Reporting Persons.

                          SovCap Equity Partners, Ltd.

     I.R.S. Identification Nos. of above persons (entities only).


--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  [ ]
     (b)  [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds: OO

--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                                      [ ]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

                                    Bahamas
--------------------------------------------------------------------------------
                              7.   Sole Voting Power                   1,410,779
Number of                          ---------------------------------------------
Shares Beneficially           8.   Shared Voting Power                         0
Owned By Each                      ---------------------------------------------
Reporting Person              9.   Sole Dispositive Power                      0
With                               ---------------------------------------------
                             10.   Shared Dispositive Power            1,410,779
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:     1,410,779
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                      [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)                    13.2%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)                              PN
--------------------------------------------------------------------------------

CUSIP No. 292576105                                                 Page 3 of 10
--------------------------------------------------------------------------------
1.   Names of Reporting Persons.

                    SovCap Investment Management Group, LLC.

     I.R.S. Identification Nos. of above persons (entities only).

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  [ ]
     (b)  [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds: OO

--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                                      [ ]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

                                     Georgia
--------------------------------------------------------------------------------
                              7.   Sole Voting Power                           0
Number of                          ---------------------------------------------
Shares Beneficially           8.   Shared Voting Power                         0
Owned By Each                      ---------------------------------------------
Reporting Person              9.   Sole Dispositive Power                      0
With                               ---------------------------------------------
                             10.   Shared Dispositive Power            1,410,779
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:     1,410,779
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                      [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)                    13.2%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)                              OO
--------------------------------------------------------------------------------

CUSIP No. 292576105                                                 Page 4 of 10
--------------------------------------------------------------------------------
1.   Names of Reporting Persons.

                                    Paul Hamm

     I.R.S. Identification Nos. of above persons (entities only).

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  [ ]
     (b)  [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds: OO
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                                      [ ]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

                                 United States
--------------------------------------------------------------------------------
                              7.   Sole Voting Power                       1,124
Number of                          ---------------------------------------------
Shares Beneficially           8.   Shared Voting Power                         0
Owned By Each                      ---------------------------------------------
Reporting Person              9.   Sole Dispositive Power                  1,124
With                               ---------------------------------------------
                             10.   Shared Dispositive Power            1,410,779
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:     1,411,903
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                      [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)                    13.2%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)                              IN
--------------------------------------------------------------------------------

CUSIP No. 292576105                                                 Page 5 of 10
--------------------------------------------------------------------------------
1.   Names of Reporting Persons.

                                  Peter Martin

         I.R.S. Identification Nos. of above persons (entities only).

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  [ ]
     (b)  [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds: OO
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                                      [ ]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

                                 United States
--------------------------------------------------------------------------------
                              7.   Sole Voting Power                           0
Number of                          ---------------------------------------------
Shares Beneficially           8.   Shared Voting Power                         0
Owned By Each                      ---------------------------------------------
Reporting Person              9.   Sole Dispositive Power                      0
With                               ---------------------------------------------
                             10.   Shared Dispositive Power            1,410,779
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:     1,410,779
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                      [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)                    13.2%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)                              IN
--------------------------------------------------------------------------------

CUSIP No. 292576105                                                 Page 6 of 10
--------------------------------------------------------------------------------
1.   Names of Reporting Persons.

                         AlphaWest Capital Partners LLC.

     I.R.S. Identification Nos. of above persons (entities only).

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  [ ]
     (b)  [X]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds: OO
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                                      [ ]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

                                    Delaware
--------------------------------------------------------------------------------
                              7.   Sole Voting Power                           0
Number of                          ---------------------------------------------
Shares Beneficially           8.   Shared Voting Power                         0
Owned By Each                      ---------------------------------------------
Reporting Person              9.   Sole Dispositive Power                      0
With                               ---------------------------------------------
                             10.   Shared Dispositive Power                    0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:             0
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                      [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)                      N/A
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)                              OO
--------------------------------------------------------------------------------

CUSIP No. 292576105                                                 Page 7 of 10
--------------------------------------------------------------------------------

This Amendment No. 1 amends, as set forth below, certain items of the Schedule 13D filed on behalf of SovCap Equity Partners, Ltd. ("SovCap EP"), SovCap Investment Management Group, LLC ("SovCap IMG"), AlphaWest Capital Partners LLC ("AlphaWest"), Paul Hamm ("Hamm") and Peter Martin ("Martin") with the Securities and Exchange Commission on August 24, 2004 (the "Statement") with respect to the Common Stock, par value $0.001 per share (the "Common Stock") of Endavo Media and Communications, Inc. (formerly Ceristar, Inc.). Except as amended hereby, the Statement remains in full force and effect.

Item 1.  Security and Issuer
         -------------------

         The class of equity securities to which this statement relates is the common stock, par value $.001 per share (the "Common Stock"), of Endavo Media and Communications, Inc. (formerly Ceristar, Inc.)., a Delaware corporation (the "Company" or "Endavo"), which has its principal executive offices at 50 West Broadway, Suite 1100, Salt Lake City, Utah 84119.

Item 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------

         On September 20, 2004, SovCap EP exercised its right to convert four promissory notes in aggregate principal amount of $482,500 (together with accrued interest and the repayment premium), at a conversion price of $0.0273 per share, and received 19,139,651 shares of Common Stock,. These Notes were then in Default as a result of non-payment following demand; accordingly the Conversion Cap was not applicable to these Notes.

         On September 23, 2004, AlphaWest received 133,823 shares of Common Stock in exchange for consulting services pursuant to the terms of a consulting agreement between the Company and AlphaWest, dated December 15, 2003.

         On September 23, 2004, SovCap EP exchanged 34,383,218 shares of Common Stock for 3,581,585 shares of Series A Convertible Preferred Stock (the "Series A Preferred Stock"). On the same date, AlphaWest exchanged 430,881 shares of Common Stock for 44,883 shares of Series A Preferred Stock. The exchange was made pursuant to an exchange offer made by the Company to all holders of its common stock. Each share of Series A Preferred Stock has a liquidation preference of $0.001 per share, is convertible, at any time after 12 months from issuance, into 9.6 shares of Common Stock, is not entitled to dividends and votes together with the Common Stock , as a single class, which each share entitled to such number of votes as the number of shares of Common Stock into which it is then entitled (without regard to the prohibition on conversion for the first year). As the Series A Preferred Stock is not currently convertible, the holder is not deemed to beneficially own the underlying shares of Common Stock into which the Series A Preferred Stock will be convertible.

         On September 23, 2004, the Board of Directors of the Company authorized a reduction in the total number of shares of Common Stock of the Company at the ratio of one new share for 16 old shares. Accordingly, the 43,295,677 shares of Common Stock then issued and outstanding was reduced to 2,705,980.

         On October 28, 2004, SovCap EP exercised its right to convert three promissory notes in aggregate principal amount of $690,000 (together with accrued interest and the repayment premium), at a conversion price of $0.5745 per share, and received 1,380,285 shares of Common Stock. These Notes were then in Default as a result of non-payment following demand; accordingly the Conversion Cap was not applicable to these Notes.

CUSIP No. 292576105                                                 Page 8 of 10
--------------------------------------------------------------------------------

Item 4.  Purpose of Transaction
         ----------------------

         The reporting persons continue to hold their shares of capital stock of the Company for investment purposes and each of the reporting persons has and continues to reevaluate its plans with respect to its investment in Endavo. As a result of its ownership of the Common Stock and Series A Preferred, SovCap EP has the ability to exercise control over the policies of the Company should it determine to do so in order to protect its investment. However, SovCap EP has not yet exercised its voting control to effect any change it the structure, policies or management of the Company; although it has voted to approve certain amendments to the Company's certificate of incorporation proposed by management. Except as set forth above, none of the reporting persons currently has any plans or proposals which related to or would have result in: (a) the acquisition or disposition by any person of additional securities of Endavo or disposition of securities of Endavo, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving Endavo, (c) a sale or transfer of a material amount of assets of Endavo or any of its subsidiaries, (d) any change in the board of directors or management of Endavo, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of Endavo, (f) any other material change in Endavo's business or corporate structure, (g) any change in Endavo's charter, by-laws or instruments corresponding thereto or other actions which would have impeded the acquisition of control of Endavo by any person, (h) a class of securities of Endavo to be delisted from a national securities exchange or cease being authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of Endavo becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer
         ------------------------------------

         (a)(i) SovCap EP is currently the beneficial owner of 1,410,779 shares (13.2%) of Common Stock. SovCap EP also holds 3,581,585 shares of Series A Preferred Stock. SovCap EP has sole voting power but shares dispositive power with SovCap IMG, its investment manager, with respect to the securities of the Company owned by SovCap EP.

            (ii) SovCap IMG may be deemed to beneficially own the 1,410,779 shares (13.2%) of Common Stock) and the 3,581,585 shares of Series A Preferred Stock) beneficially owned by SovCap EP as a result of its shared dispositive power with respect to the securities of the Company owned by SovCap EP. SovCap IMG does not beneficially own any securities of the Company, other than the securities of the Company owned by SovCap EP and disclaims beneficial ownership of the shares held by SovCap EP.

            (iii) AlphaWest does not beneficially own and shares of Common Stock; although it does own 44,883 shares of Series A Preferred Stock. AlphaWest may be deemed to share voting and dispositive power with respect to these shares with Hamm, the sole member and manager of AlphaWest.

            (iv) Hamm is currently the beneficially owner of 1,124 shares (less than 0.1%) of Common Stock, Hamm may also be deemed to own the 44,883 shares of Series A Preferred Stock owned by AlphaWest, of which Hamm is the sole member. Hamm, as a managing member of SovCap IMG, may be deemed to beneficially own any shares beneficially owned by SovCap IMG, however Hamm disclaim beneficial ownership of the shares held by SovCap EP.

            (v) Martin, as a managing members of SovCap IMG, may be deemed to beneficially own any shares beneficially owned by SovCap IMG. Martin does not beneficially owns any shares of capital stock, other than the shares of Common Stock owned by SovCap EP, and disclaims beneficial ownership of the shares held by SovCap EP.

CUSIP No. 292576105                                                 Page 9 of 10
--------------------------------------------------------------------------------

         The foregoing percentages are based on 10,717,983 shares of Common Stock issued and outstanding on November 19, 2004 (as provided by the Company),.

         (b) Except as to shares for which the reporting person disclaims beneficial ownership or as set forth above, each reporting person has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of the securities reported for it or him.

         (c) Except as set for forth above, none of the reporting persons had any transaction in the Common Stock of the Company since July 29, 2004.

         (d) No other person has the right to receive or the power to direct the receipt of dividends from, and the proceeds of sale of, the securities reported herein as being beneficially owned by each reporting person.

         (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
         ---------------------------------------------------------------------

         None of the reporting person is a party to any contract, arrangement, understanding or relationship (legal or otherwise) among the reporting persons named in Item 2 and between such persons and any person with respect to any securities of the Company , including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits
         --------------------------------

         1. Joint Filing Agreement, dated August 20, 2004, among SovCap Equity Partners, Ltd., SovCap Investment Management Group, LLC, Paul Hamm, Peter Martin, and AlphaWest Capital Partners LLC. (Incorporated by reference to the
Schedule 13D, filed by the reporting persons on August 20, 2004).

CUSIP No. 292576105                                                Page 10 of 10
--------------------------------------------------------------------------------

                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 30, 2004

                                              SOVCAP EQUITY PARTNERS, LTD.


                                              By /s/ BARRY W. HERMAN
                                                 -------------------------------
                                                 Name:  Barry W.; Herman
                                                 Title: Director


                                              SOVCAP INVESTMENT MANAGEMENT
                                              GROUP, LLC.


                                              By /s/ PAUL HAMM
                                                 -------------------------------
                                                 Name:  Paul Hamm
                                                 Title: Director


                                              /s/ PAUL HAMM
                                              ----------------------------------
                                              Paul Hamm


                                              /s/ PETER MARTIN
                                              ----------------------------------
                                              Peter Martin


                                              ALPHAWEST CAPITAL PARTNERS LLC.


                                              By /s/ PAUL HAMM
                                                 -------------------------------
                                                 Name:  Paul Hamm
                                                 Title: Manager